Mail Stop 3561

July 10, 2007

Via U.S. Mail and Facsimile

Salvatore L. Bando
President and Chief Executive Officer
The Middleton Doll Company
1050 Walnut Ridge Drive
Hartland, Wisconsin 53029

> RE: The Middleton Doll Company
>   Form 10-KSB for the fiscal year ended December 31, 2006
>
>   **File No. 033-51406**

Dear Mr. Bando:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Item 6. Management's Discussion and Analysis of Plan of Operation

Results of Operations for the years ended December 31, 2006 and December 31, 2005

Consumer Products, page 12

1. We note from your disclosure that the exclusivity agreement for Newborn
    Nursery® boutique with Saks Department Store Group expires December 1,
    2007. In this regard, please explain the status of consummating an extension for
    this exclusivity agreement with Saks Department Store Group. If no extension
    has been established, please tell us and describe in MD&A the adverse
    consequences on your statement of operations of not extending or renewing this
    exclusivity agreement.

Item 7. Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Nature of Business, page 29

2. We note the disclosure indicating that during 2006, the Company sold
    substantially all of the assets of the financial services business segment and used
    the net proceeds to pay off indebtedness and to redeem certain shares of the
    Company's outstanding preferred stock. We also note that the Company does not
    intend to continue in the financial services business segment after all of the
    segments assets are sold. Given that you have sold substantially all of the assets of
    this segment and do not intend to continue the operations of this segment, please
    explain why you have not presented the operations of this segment as
    discontinued operations in your financial statements pursuant to the guidance in
    paragraphs 41 through 43 of SFAS No.144.

Impairment of Long-Lived Assets, page 31

3. Given the significant net losses that have been recognized by the Company during
    2005 and 2006, as well as the net loss incurred during the quarter ended March
    31, 2007, please explain in detail how the Company determined that the recorded
    investment in property, plant and equipment held by its consumer products
    segment at December 31, 2006 of $5,392,659 was not impaired. As part of your
    response, please explain in detail the method and significant assumptions used in
    performing your impairment analysis of property plant and equipment. Also,
    supplementally provide us with the results of your most recent impairment
    analysis. We may have further comment upon receipt of your response.

Note 2 – Liquidity and Capital Resources, page 34

4. We note from your disclosure that the company is required to redeem $10.37 million of preferred stock by July 1, 2008. We note that you are considering various financial alternatives in order to address this financial obligation. In this regard, please expand your future filings and provide us with a description of the various financial alternatives you are pursuing including the probability of these financial alternatives occurring. Also, if you have no formal agreement with regards to these financial alternatives, please explicitly describe the adverse consequences on your operations if you are not able to generate or raise sufficient funds to satisfy your preferred stock obligation by July 1, 2008.

Note 15 – Mandatory Redeemable Preferred Stock, page 40

5. We note from your disclosure that your preferred stock is redeemable in whole or in part at the option of the Company, on any dividend payment date during the period from July 1, 2006 to June 30, 2006 and that any shares of preferred stock not redeemed prior to July 1, 2008, are subject to mandatory redemption on that date. Based on your disclosures in note 15 and your balance sheet classification of the preferred stock, it appears that you account for these preferred stock shares as a liability in accordance with paragraph 9 of SFAS No. 150. In this regard, since these preferred stock shares appear to be a liability under SFAS No. 150, it would appear that your preferred stock dividends of $893,860 and $905,101 for 2006 and 2005, respectively and the gain on redemption of preferred stock of $2,268,103 in your statements of operations would need to be reclassified to interest expense and included in the determination of your net loss line item rather than as currently presented. Please revise or advise accordingly. Refer to the guidance in paragraph 22 of SFAS No. 150.

Item 8A. Controls and Procedures, page 53

6. We note from your disclosure that your auditors identified several deficiencies in your internal controls, which in combination constitutes a material weakness in your internal control over financial reporting. We also note from your disclosure that through measures already taken, you have remedied this material weakness. In this regard, please expand your disclosure in future filings to describe in detail the measures taken to remediate each control weakness and explain how these measures remedied each internal control deficiency identified by your auditors.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Craig R. Bald, Vice President Finance and Chief Financial Officer